Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Virtus Total Return
Fund was held on May 13, 2013. The meeting was held for purposes of electing one (1) nominee to the Board of Trustees.

   The results were as follows:

Election of Trustees
                      Votes For       Votes Withheld
Thomas F. Mann     24,653,987.27        572,686.00

      Based on the foregoing, Thomas F. Mann was re-elected as Trustee. The Fund's other Trustees who continue in office are George R, Aylward, Phillip R. McLoughlin, James M. Oates, and
William R. Moyer.